As filed with the Securities and Exchange Commission on June 14, 2016 Registration No. 333-_____
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S‑3
REGISTRATION STATEMENT
Under The Securities Act of 1933

GoDaddy Inc.
(Exact name of Registrant as specified in its charter)

Delaware		46-5769934
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)
14455 N. Hayden Road Scottsdale, Arizona 85260 (480) 505-8800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Blake J. Irving Chief Executive Officer GoDaddy Inc. 14455 N. Hayden Road Scottsdale, Arizona 85260 (480) 505-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Nima Kelly, Esq. Executive Vice President & General Counsel Matthew Forkner, Esq. Deputy General Counsel GoDaddy Inc. 14455 N. Hayden Road Scottsdale, Arizona 85260 (480) 505-8800		Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.			☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
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If the Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.
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If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.
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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share	4,193,829	$31.55	$132,315,304.95	$13,324.15

(1)
This Registration Statement registers 3,504,829 shares of Class A common stock of GoDaddy Inc. issuable upon exchange of certain limited liability company units of Desert Newco, LLC. This Registration Statement also relates to such additional shares of Class A common stock of GoDaddy Inc. as may be issued with respect to such shares of Class A common stock by way of a stock dividend, stock split or similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low reported sale prices of the shares of the Registrant's Class A common stock on the New York Stock Exchange on June 10, 2016.

PROSPECTUS
4,193,829 Shares
Class A Common Stock
_____________________________
GoDaddy Inc. is registering 4,193,829 shares of its Class A common stock issuable upon exchange of limited liability company units of Desert Newco, LLC (the LLC Units) to permit certain holders of LLC Units who choose to exchange such LLC Units for shares of Class A common stock to sell those shares in the open market, subject to any applicable market standoff, lock-up and other legal restrictions. Desert Newco, LLC is the holding company for all of our operating subsidiaries and we are the managing member of Desert Newco, LLC. Under the exchange agreement between the holders of LLC Units and us, the holders of LLC Units (other than us and GD Subsidiary Inc.) may, subject to certain restrictions set forth in the exchange agreement, exchange their LLC Units (together with the same number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. The shares of Class A common stock registered hereunder will only be issued to the extent the holders of LLC Units exchange their units for shares of Class A common stock.
We will not receive any cash proceeds from the issuance of any of the Class A common stock registered hereunder.
We may issue from time to time pursuant to this prospectus up to an aggregate of 4,193,829 shares of our Class A common stock, par value $0.001 per share, to certain holders of LLC Units, upon the exchange by such holders of an equal number of LLC Units (together with the same number of shares of our Class B common stock). The holders of LLC Units entitled to exchange their LLC Units (and shares for Class B common stock) for the Class A common stock registered hereunder do not include Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners, Technology Crossover Ventures, YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.) or any of their affiliates.
Our Class A common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol "GDDY." On June 10, 2016, the NYSE official closing sales price of our Class A common stock was $31.66 per share.
_____________________________
Investing in our Class A common stock involves risks. See the section titled "Risk Factors" on page 6 to read about factors you should consider before buying shares of the Class A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
_____________________________
The date of this prospectus is June 14, 2016

_____________________________
Unless expressly indicated or the context suggests otherwise, references in this prospectus to GoDaddy, the Company, we, us and our refer to GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco, LLC, or Desert Newco. We refer to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, KKR), Silver Lake Partners (together with its affiliates, Silver Lake) and Technology Crossover Ventures (together with its affiliates, TCV) collectively as the Sponsors. We refer to YAM Special Holdings, Inc. (formerly The Go Daddy Group, Inc.) as YAM. We refer to Robert R. Parsons, the sole owner of YAM, our founder and a member of our board of directors, as Bob Parsons.

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WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.
This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.
INCORPORATION BY REFERENCE
The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated by reference in this prospectus. This means you must look at all of the SEC filings we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (in each case, other than those documents or the portions of those documents furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K), until the offering of the securities under the registration statement is terminated or completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 3, 2016 and amended by Amendment No. 1 on Form 10-K/A filed on April 5, 2016;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2016 filed on May 6, 2016;

•	Our Current Reports on Form 8-K filed on March 10, 2016, April 12, 2016, April 15, 2016, June 1, 2016 and June 9, 2016; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on April 1, 2015, including any amendment or report filed for the purpose of updating such description.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, Arizona 85260
Attention: General Counsel
(480) 505-8800

FORWARD-LOOKING STATEMENTS
This prospectus, any prospectus supplement, any free writing prospectus and the documents we incorporate by reference in this prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, involving substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "plan," "estimate," "continue," "anticipate," "intend," "project," "expect" and similar expressions conveying uncertainty of future events or outcomes are intended to identify forward-looking statements. These statements include, among other things, those regarding:

•	our ability to continue to add new customers and increase sales to our existing customers;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our dependence on establishing and maintaining a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and Customer Care expenses, and our ability to achieve and maintain future profitability;

•	our ability to continue efficiently acquiring customers, maintaining our high customer retention rates and maintaining the level of our customers' lifetime spend;

•	our ability to provide high quality Customer Care;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to expand internationally;

•	the impact of fluctuations in foreign currency exchange rates on our business and our ability to effectively manage the exposure to such fluctuations;

•	our ability to effectively manage our growth and associated investments;

•	our ability to integrate recent or potential future acquisitions;

•	our ability to maintain our relationships with our partners;

•	adverse consequences of our substantial level of indebtedness;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to maintain or improve our market share;

•	sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

•	beliefs and objectives for future operations;

•	our ability to stay in compliance with laws and regulations currently applicable to, or which may become applicable to, our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the amount and timing of any payments we make under tax receivable agreements, or TRAs, or for tax distributions;

•	the future trading prices of our Class A common stock.
as well as other statements regarding our future operations, financial condition and prospects and business strategies.

We operate in very competitive and rapidly-changing environments, and new risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus, any prospectus supplement, any free writing prospectus and the documents we incorporate by reference in this prospectus may not occur, and actual results could differ materially and adversely from those implied in our forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this prospectus to conform such statements to actual results or to changes in our expectations, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to review any additional disclosures we make in the documents we subsequently file with the SEC that are incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation by Reference."

ABOUT GODADDY
Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.
Our customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today's dynamic Internet environment and want the benefits of the latest technology to help them succeed. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.
We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world's largest domain marketplace, where our customers can find that unique piece of digital real estate perfectly matching their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence. As our customers grow, we provide applications and access to relevant third party products helping them connect to their customers, manage and grow their businesses and get found online.
Our customers need help navigating today's dynamic Internet environment and want the benefits of the latest technology to help them succeed. The increase in broadband penetration, mobile device usage and the need for presence across search engines, content destinations, listings and e-commerce sites, and social media channels create both opportunities and challenges for them. We offer products and solutions to help our customers tackle this rapidly changing technology landscape. We develop the majority of our products internally and believe our solutions are among the best in the industry in terms of comprehensiveness, performance, functionality and ease of use.
Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we don't believe our customers should have to choose and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback enabling us to continually evolve our products and solutions.
Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We believe we have one of the most recognized brands in technology.
Corporate Information
We were incorporated in Delaware on May 28, 2014. Our principal executive offices are located at 14455 N. Hayden Road, Scottsdale, Arizona 85260 and our telephone number is (480) 505-8800. Our website is www.godaddy.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our Organizational Structure
In connection with the completion of our initial public offering, or IPO, we completed a series of organizational transactions, or the Reorganization Transactions, pursuant to a reorganization agreement dated as of March 31, 2015 by and among us, Desert Newco and certain other parties, including:

•
the amendment and restatement of Desert Newco's limited liability company agreement, or the Newco LLC Agreement, to, among other things, appoint us as sole managing member and reclassify all of the outstanding limited liability company units of Desert Newco, or the LLC Units, as non-voting units; and

•	the issuance of shares of Class B common stock to each of Desert Newco's pre-IPO owners, or the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units owned; and

•
the acquisition, by merger, of four members of Desert Newco, or the Reorganization Parties, for which we issued 38,825,912 shares of Class A common stock as consideration, or the Investor Corp Mergers.

We are the sole managing member of Desert Newco. As its sole managing member, we operate and control the business and affairs of Desert Newco and its subsidiaries. Although we have a minority economic interest, we have sole voting power in, and control the management of, Desert Newco. As a result, we consolidate Desert Newco's financial results and report a non-controlling interest related to the portion of Desert Newco not owned by us. As of March 31, 2016, we owned approximately 43% of Desert Newco. The diagram below depicts our organizational structure.

THE OFFERING

Class A common stock registered hereby to be issued upon exchange of certain of our LLC Units (together with the same number of shares of our Class B common stock)
Up to 4,193,829 shares of Class A common stock (2,804,736 of these shares are restricted from being transferred pursuant to agreements with us until July 6, 2016 and 608,708 of these shares are restricted from being transferred pursuant to agreements with us until March 31, 2018).

Class A common stock to be outstanding after exchanges registered hereby	86,164,110 shares (or 161,229,695 shares if all then outstanding exchangeable LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).
Class B common stock to be outstanding after the exchanges registered hereby	75,065,585 shares.
Voting power held by holders of Class A common stock after giving effect to the exchanges registered hereby	53.4%
Voting power held by holders of Class B common stock after giving effect to the exchanges registered hereby	46.6%
Use of proceeds	We will not receive any cash proceeds from the issuance of any of the Class A common stock registered hereby.
New York Stock Exchange trading symbol	"GDDY"
Risk Factors	See "Risk Factors" for a discussion of risks you should carefully consider before investing in our Class A common stock.
In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock outstanding and the other information based thereon does not reflect:

•	27,760,906 shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2016, with a weighted-average exercise price of $11.07 per share;

•	3,483 shares of Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2016, with an exercise price of $7.44 per share;

•	1,653,647 shares of Class A common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of March 31, 2016;

•	13,289,827 additional shares of our Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Equity Incentive Plan as of March 31, 2016;

•	2,325,431 additional shares of our Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Employee Stock Purchase Plan as of March 31, 2016; and

•	89,807,354 shares of our Class A common stock issuable upon exchange of outstanding shares of our Class B common stock outstanding as of March 31, 2016 (together with the same number of LLC Units).

RISK FACTORS
You should consider the specific risks described in our most recent Annual Report on Form 10-K filed with the SEC, the risk factors described under the caption "Risk Factors" in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

ORGANIZATIONAL STRUCTURE
In connection with the completion of our IPO, we completed the Reorganization Transactions. See "About GoDaddy—Our Organizational Structure."
Desert Newco Recapitalization
The Newco LLC Agreement, among other things, appointed us as Desert Newco's sole managing member and reclassified all outstanding LLC Units as non-voting units. Although we have a minority economic interest in Desert Newco as the sole managing member, we have the sole voting power in, and control the management of, Desert Newco. As a result, beginning in the second quarter of 2015, we began consolidating Desert Newco's financial results and reporting a non-controlling interest related to the portion of Desert Newco not owned by us.
Our amended and restated certificate of incorporation, or the amended and restated certificate of incorporation, and the Newco LLC Agreement require Desert Newco and us to maintain (i) a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Units owned by us and (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Units owned by the Continuing LLC Owners. We may issue shares of Class B common stock only to the extent necessary to maintain these ratios. Shares of Class B common stock are transferable only together with an equal number of LLC Units if we, at the election of a Continuing LLC Owner, exchange LLC Units for shares of Class A common stock.
Investor Corp Mergers
We acquired, by merger, the Reorganization Parties, to which we issued an aggregate of 38,825,912 shares of Class A common stock as consideration for the 38,825,912 aggregate LLC Units held by such entities. Upon consummation of the Investor Corp Mergers, we recognized the 38,825,912 LLC Units at carrying value, as these transactions were considered to be between entities under common control.
We also acquired the tax attributes of the Reorganization Parties, which were recorded generally as deferred tax assets at the time of the Investor Corp Mergers. These attributes included net operating losses, tax credit carryforwards and the original basis adjustments, or the OBAs, arising from the original acquisition of LLC Units by the Reorganization Parties, as described below.
Tax Receivable Agreements
Exchanges of LLC Units (together with the corresponding shares of Class B common stock) for shares of our Class A common stock are expected to produce favorable tax attributes for us. When we acquire LLC Units from our pre-IPO owners through these exchanges, both the existing tax basis and anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this existing and increased basis. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets.
We are a party to five TRAs. Under the first of those agreements, we generally will be required to pay to Desert Newco's pre-IPO owners approximately 85% of the applicable savings, if any, in income tax we are deemed to realize (using the actual applicable U.S. federal income tax rate plus an assumed combined state and local income tax rate of 5%) as a result of (1) certain tax attributes created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units, the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including the portion of Desert Newco's existing tax basis in its assets allocable to the exchanged LLC Units), (3) tax benefits related to imputed interest and (4) payments under such TRA.
Under the other four TRAs, we generally will be required to pay to each Reorganization Party approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes of LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such

Investor Corp Merger (including the allocable share of Desert Newco's existing tax basis in its assets), (2) NOLs available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.
For further discussion of the TRAs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Payable to Related Parties Pursuant to the TRAs" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreements" in our Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

EXCHANGES OF LLC UNITS FOR CLASS A COMMON STOCK
Exchange Agreement
The Reorganization Transactions were designed to create a capital structure preserving our ability to conduct our business through Desert Newco, while permitting us to raise additional capital and provide access to liquidity through a publicly-traded company. Multiple classes of securities were necessary to achieve those objectives. Among other changes, the Reorganization Transactions modified our capital structure into two classes of common stock. For a description of these shares, see "Description of Capital Stock."
In connection with the consummation of our IPO, we and the Continuing LLC Owners entered into the Exchange Agreement under which they (or certain permitted transferees thereof) were granted the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or all of the vested LLC Units held by such owner.
The Newco LLC Agreement provides that as a general matter a Continuing LLC Owner does not have the right to exchange LLC Units if we determine such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Bob Parsons may transfer all of its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.
We may impose additional restrictions on exchanges that we determine to be necessary or advisable so that Desert Newco is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by us is correspondingly increased as we acquire the exchanged LLC Units, and a corresponding number of shares of Class B common stock are canceled.
As noted above, each of the Continuing LLC Owners also holds an equal number of shares of our Class B common stock. Although these shares have no economic rights, they will allow such Continuing LLC Owners to directly exercise voting power at GoDaddy Inc., the managing member of Desert Newco, at a level consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock is entitled to one vote.
LLC Units
Subject to certain restrictions set forth in the Exchange Agreement, including those described above intended to ensure Desert Newco is not treated as a publicly traded partnership, each LLC Unit (together with the corresponding share of our Class B common stock) held by a member of Desert Newco (other than us or GD Subsidiary, Inc.) is exchangeable for one share of our Class A common stock. Each time the holder of an LLC Unit exchanges an LLC Unit for a share of our Class A common stock, we will receive a number of LLC Units equal to the number of shares of our Class A common stock they receive and we will cancel a share of our Class B common stock held by the exchanging holder.
As of the date of this prospectus, there were 68 holders of LLC Units (including us and GD Subsidiary, Inc.). As of such date, we and GD Subsidiary, Inc. held 81,970,281 LLC Units, or approximately 50.8% of the total outstanding equity interests of Desert Newco. If all LLC Units (other than those held by us and GD Subsidiary, Inc.) were exchanged for shares of our Class A common stock, 161,229,695 shares of Class A common stock would be outstanding and we would hold 100% of the outstanding equity interests of Desert Newco.
The holders of LLC Units who exchange their LLC Units generally may sell the shares of Class A common stock received upon exchange from time to time as each holder may determine through public or private transactions. Each holder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

USE OF PROCEEDS
We are not offering any shares of Class A common stock for sale under this prospectus and will not receive any cash proceeds from the issuance of Class A common stock registered hereunder, but we will receive a number of LLC Units, equal to the number of shares of Class A common stock issued upon exchange of LLC Units.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, our amended and restated certificate of incorporation as amended to date (the "amended and restated certificate of incorporation"), our amended and restated bylaws as amended to date (the "amended and restated bylaws") and applicable provisions of Delaware corporate law. This summary is not complete. You should read our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for the provisions that are important to you.
Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.001 par value per share, 500,000,000 shares of Class B common stock, $0.001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of June 10, 2016, there were 81,970,281 shares of our Class A common stock outstanding, 79,259,414 shares of our Class B common stock outstanding and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Common Stock
We have two classes of common stock: Class A and Class B, each of which has one vote per share. The Class A and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.
Class A Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts our board of directors may determine. See "Dividend Policy" for more information.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
No Preemptive or Similar Rights
Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Class B Common Stock
Dividend Rights
Holders of our Class B common stock do not have any rights to receive dividends.
Voting Rights
Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. In connection with our IPO, shares of Class B common stock were issued to our Continuing LLC Owners who held voting units before the Reorganization Transactions and were members of Desert Newco upon completion of the Reorganization Transactions (such Continuing LLC Owners are affiliates of KKR, Silver Lake, TCV and Bob Parsons, among others). Accordingly, such Continuing LLC Owners, by virtue of their Class B common stock, collectively have a number of votes in GoDaddy Inc. equal to the aggregate number of LLC Units they hold. When a LLC Unit is exchanged by a Continuing LLC owner, a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.
No Preemptive or Similar Rights
Our Class B common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Holders of our Class B common stock do not have any rights to receive a distribution upon a liquidation, dissolution or winding-up.
Conversion and Transferability
Shares of Class B common stock are not transferable except together with an equal number of LLC Units.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.
Equity Awards
As of March 31, 2016 we had outstanding options to purchase an aggregate of 27,760,906 shares of our Class A common stock, with a weighted-average exercise price of $11.07 per share, and 1,653,647 shares of our Class A common stock issuable upon the vesting of RSUs.

Warrants
As of March 31, 2016, we had outstanding warrants to purchase up to 3,483 shares of our Class A common stock at an exercise price of $7.44 per share, which were issued in connection with an acquisition by Desert Newco. In addition, each warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Class A common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.
Stockholder Agreement
In connection with our IPO, we entered into a stockholder agreement with Desert Newco and affiliates of each of KKR, Silver Lake, TCV and Bob Parsons. The stockholder agreement, as further described below, contains specific rights, obligations and agreements of these parties as holders of our Class A common stock and Class B common stock.
Voting Agreement
Under the stockholder agreement, our existing securityholders who are affiliated with KKR, Silver Lake, TCV and Bob Parsons agree to take all necessary action, including casting all votes to which such existing securityholders are entitled to cast at any annual or special meeting of stockholders, so as to ensure the composition of our board or directors and its committees complies with (and includes all of the nominees in accordance with) the provisions of the stockholder agreement related to the composition of our board or directors and its committees, which include, among other things:

•
for so long as affiliates of KKR own, in the aggregate, (1) at least 10% of the shares of our Class A common stock outstanding on an as-exchanged basis immediately following our IPO, affiliates of KKR will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an as-exchanged basis immediately following the IPO, they will be entitled to nominate one director;

•
for so long as affiliates of Silver Lake own, in the aggregate, (1) at least 10% of the shares of our Class A common stock outstanding on an as-exchanged basis immediately following our IPO, affiliates of Silver Lake will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an as-exchanged basis immediately following the IPO, they will be entitled to nominate one director;

•
for so long as Mr. Parsons and his affiliates own, in the aggregate, at least 5% of the shares of Class A common stock outstanding on an as-exchanged basis immediately following our IPO, Mr. Parsons and his affiliates will be entitled to nominate one director; and

•
for so long as their affiliated funds hold specified amounts of our stock, our board of directors will maintain an executive committee consisting of one director designated by each of KKR, Silver Lake and Bob Parsons.

In addition, under the stockholder agreement, affiliates of TCV agree to cast all votes in a manner directed by the affiliates of KKR and Silver Lake during the three year period following the completion of our IPO.
KKR and Silver Lake Approvals
Under the stockholder agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, the actions listed below by us or any of our subsidiaries will require the approval of KKR and Silver Lake for so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 25% of the shares of our Class A common stock outstanding on an as-exchanged basis immediately following our IPO. Additionally, the approval requires the consent of each of KKR and Silver Lake for so long as such stockholder is entitled to nominate a KKR Director or a Silver Lake Director, as the case may be, pursuant to the stockholder agreement. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or hiring a new Chief Executive Officer;

•	increasing or decreasing the size of our board of directors;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.
Bob Parsons Approvals
Under the stockholder agreement, the actions listed below by us or any of our subsidiaries shall require the consent of affiliates of Bob Parsons for so long as such affiliates continue to own at least 50% of the shares of our Class A common stock held by YAM on an as-exchanged basis immediately prior to our IPO:

•	certain transactions with KKR and/or Silver Lake and/or their affiliates;

•
change in control transactions in which KKR and Silver Lake and/or their affiliates receive consideration from an unaffiliated third party that is not offered on a pro rata basis to Bob Parsons' affiliates; and

•	any tax election revoking Desert Newco's Section 754 election under the Internal Revenue Code or to treat Desert Newco as other than a partnership for tax purposes.
TCV Approvals
Under the stockholder agreement, the actions listed below by us or any of our subsidiaries require the consent of affiliates of TCV for so long as such affiliates continue to own at least 5% of the shares of our Class A common stock on an as-exchanged basis:

•
any redemption or repurchase of shares from KKR, Silver Lake, affiliates of Bob Parsons or Desert Newco Managers, LLC (other than certain repurchases of employee shares pursuant to compensation arrangements), or any payment of any fee to KKR or Silver Lake or its related management company (other than pursuant to the Transaction and Monitoring Fee Agreement as in effect on the date of our IPO), other than transactions effected on a pro rata basis in respect of all the shares held by KKR and its affiliates, Silver Lake and its affiliates, TCV and its affiliates, Bob Parsons and his affiliates and Desert Newco Managers, LLC.

Transfer Restrictions
Under the stockholder agreement, each of KKR, Silver Lake, TCV and Bob Parsons agreed, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following our IPO without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors.
Other Provisions
Under the stockholder agreement, we agreed, subject to certain exceptions, to indemnify KKR, Silver Lake, TCV and Bob Parsons and various respective affiliated persons from certain losses arising out of the indemnified persons' investment in, or actual, alleged or deemed control or ability to influence, us.

Registration Rights
Certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. Pursuant to our registration rights agreement, we have granted certain of our existing securityholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units held by them (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). We will not be obligated to register any shares pursuant to any demand registration rights or S-3 registration rights if the holder of such shares is able to sell all of its shares for which it requests registration in any 90-day period pursuant to Rule 144 or Rule 145 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described below.
Demand Registration Rights
Pursuant to the registration rights agreement, certain of our securityholders are entitled to demand registration rights, and can request that we register the offer and sale of their shares. Such request for registration must cover securities the anticipated aggregate offering price of which, net of registration expenses, is at least $50 million unless such demand is for a shelf registration. If we determine it would be detrimental to us or our stockholders to effect such a demand registration, we have the right to defer such registration or suspend an effective shelf registration, not more than once in any 12 month period, for a period of up to 90 days.
Piggyback Registration Rights
Pursuant to the registration rights agreement, if we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, certain of our securityholders are entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of our Class A common stock are entitled to notice of the registration and have the right, subject to limitations the underwriters may impose on the number of shares included in the registration, to include shares in the registration, other than with respect to (i) a registration statement on Form S-4 or S-8, (ii) a registration relating solely to an offering and sale to our employees, directors or consultants or our subsidiaries pursuant to any employee stock plan or other benefit arrangement, (iii) a registration relating to a Rule 145 transaction as promulgated under the Securities Act, (iv) a registration by which we are exchanging our own securities for other securities, (v) a registration statement relating solely to dividend reinvestment or similar plans or (vi) a registration statement by which only the initial purchasers and subsequent transferees of our or our subsidiaries' debt securities that are convertible or exchangeable for Class A common stock and that are initially issued pursuant to an applicable exemption from the registration requirements of the Securities Act may resell such notes and sell such Class A common stock into which such notes may be converted or exchanged.
S-3 Registration Rights
Pursuant to the registration rights agreement, certain of our securityholders may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $50 million, net of registration expenses, unless such request is for a shelf registration covering an unspecified number of shares. Each holder of demand registration rights is entitled to make two demands for shelf registration in any 12 month period. Each holder shall also have the right to make two takedown demands pursuant to an effective shelf registration in any 12 month period provided that we shall not be obligated to effect a marketed underwritten takedown if the shares requested to be sold in such takedown have an aggregate market value of less than $25 million. These holders may make no more than two requests for registration on Form S-3 in any 12 month period; however, we will not be required to effect a registration on Form S-3 if we determine that it would be detrimental to our stockholders to effect such a registration and we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 90 days.

Exchange Agreement
See "Exchanges of LLC Units for Class A Common Stock."
Anti-Takeover Provisions
Our amended and restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporation Law, or DGCL, contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.
Classified board of directors. Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
Business combinations. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three year period following the time the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the votes of our outstanding voting stock not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, "voting stock" means any class or series of stock entitled to vote generally in the election of directors.
Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that KKR, Silver Lake, TCV and Bob Parsons, and their respective affiliates, and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute "interested stockholders" for purposes of this provision.

Removal of directors. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors; however, at any time when these parties own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. Our stockholder agreement provides that, in connection with votes for removal of a director, affiliates of each of KKR, Silver Lake, TCV and Bob Parsons (collectively, the "Voting Parties"), will vote their shares in accordance with the board composition requirements of such stockholder agreement.
Vacancies. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholder agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of the voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, by the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class. Our stockholder agreement provides that the Voting Parties will vote their shares in respect of vacancies in accordance with the board composition requirements of such stockholder agreement.
Quorum. Our amended and restated certificate of incorporation provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes, provided that so long as there is at least one KKR Director on the board, a quorum shall also require a KKR Director for all purposes, and so long as there is at least one Silver Lake Director on the board, a quorum shall also require a Silver Lake Director for all purposes.
No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting.
Special stockholder meetings. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors at the request of either a stockholder affiliated with KKR or a stockholder affiliated with Silver Lake. Our amended and restated bylaws also provide that special meetings of our stockholders may be called at any time by two directors of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or in management of our company.
Requirements for advance notification of director nominations and stockholder proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors or nominations made by affiliates of KKR, Silver Lake or Bob Parsons pursuant to their rights under the stockholder agreement. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of our company.
Stockholder action by written consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors.
Supermajority provisions. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when these parties own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of votes of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that for as long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, in addition to any vote required by applicable law, our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. At any time when KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors, quorum, special meetings and committees;

•	the provisions regarding corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
Conflicts of interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to KKR, Silver Lake, TCV and Bob Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy, which we refer to as a Competitive Opportunity, or otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event KKR, Silver Lake, TCV and Bob Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors acquires knowledge of a potential Competitive Opportunity or other corporate or business opportunity that may be a Competitive Opportunity for itself, himself or herself or its, his or her affiliates or for us or our subsidiaries, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. With respect to any non-employee director who is not a KKR Director, Silver Lake Director or Parsons Director or affiliated with TCV, our amended and restated certificate of incorporation does not renounce our interest in any Competitive Opportunity that is expressly offered to such a director solely in his or her capacity as a director of our company. A business or other opportunity will not be deemed to be a potential Competitive Opportunity for us if it is an opportunity we are not able or permitted to undertake, is not in line with our business or is an opportunity in which we have no interest or reasonable expectancy.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar's address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8206.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol "GDDY."

PLAN OF DISTRIBUTION
This prospectus relates to the issuance by us from time to time of up to an aggregate of 4,193,829 shares of Class A common stock to certain holders of LLC Units upon exchanges by such holders of an equal number of such LLC Units (together with the same number of shares of our Class B common stock). The shares of Class A common stock registered under this prospectus will only be issued to the extent holders of LLC Units exchange their LLC Units for Class A common stock.
Under the securities laws of some states, the Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any recipients of shares of Class A common stock issued upon exchange of LLC Units (together with the same number of shares of our Class B common stock) will sell any or all of the Class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The recipients of Class A shares of common stock issued upon exchange of LLC Units (together with the same number of shares of our Class B common stock) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Class A common stock by such holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Class A common stock to engage in market-making activities with respect to the Class A common stock. All of the foregoing may affect the marketability of the Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the Class A common stock.
We will not receive any cash proceeds from our issuance of Class A common stock pursuant to this prospectus. Once issued to the holders pursuant to the shelf registration statement, of which this prospectus forms a part, the Class A common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
Certain legal matters relating to this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C. own less than 0.2% of our LLC Units as of March 31, 2016, that may be exchanged for shares of our Class A common stock pursuant to the Exchange Agreement described in "Exchanges of LLC Units for Class A Common Stock—Exchange Agreement."
EXPERTS
The consolidated financial statements of GoDaddy Inc. appearing in GoDaddy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,193,829 Shares

Class A Common Stock

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PROSPECTUS
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June 14, 2016

PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates except for the SEC registration fee.

Securities and Exchange Commission registration fee	$13,324
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Miscellaneous	25,000
Total	$188,324

Item 15. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. The Registrant’s amended and restated certificate of incorporation contains provisions that limit the liability of the Registrant’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the Registrant’s directors will not be personally liable to the Registrant or to the Registrant’s stockholders for monetary damages for any breach of fiduciary duties, except liability for the following:

•	any breach of their duty of loyalty to the Registrant or Registrant’s stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors or corporations, then the personal liability of the Registrant’s directors will be further limited to the greatest extend permitted by the Delaware General Corporation Law.
In addition, the Registrant’s amended and restated bylaws contains provisions that the Registrant will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of the Registrant’s directors or officers or is or was serving at the Registrant’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Registrant’s amended and restated bylaws provide that the Registrant may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of the Registrant’s employees or agents or is or was serving at the Registrant’s request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Registrant’s amended and restated bylaws also provide that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
The Registrant has entered into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require the Registrant, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the

Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding.
The Registrant has obtained insurance policies under which, subject to limitation of the policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.
See also the undertakings set out in response to Item 17 herein.
Item 16. Exhibits
See the Exhibit Index immediately following the signature page of this Form S-3.
Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by a Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)
That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of a Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of such undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of such undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of such undersigned Registrant or used or referred to by such undersigned Registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about such undersigned Registrant or its securities provided by or on behalf of such undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by such undersigned Registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(7)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of any Registrant pursuant to the indemnification provisions described herein, or otherwise, each Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on June 14, 2016.

GODADDY INC.

/s/ Scott W. Wagner
Scott W. Wagner
Chief Financial Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Blake J. Irving and Scott W. Wagner, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign the registration statement on Form S-3 of GoDaddy Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been duly signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Blake J. Irving	Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2016
Blake J. Irving
/s/ Scott W. Wagner	Chief Financial Officer (Principal Financial Officer)	June 14, 2016
Scott W. Wagner
/s/ Matthew B. Kelpy	Chief Accounting Officer (Principal Accounting Officer)	June 14, 2016
Matthew B. Kelpy
/s/ Bob Parsons	Director	June 14, 2016
Bob Parsons
/s/ Herald Y. Chen	Director	June 14, 2016
Herald Y. Chen
/s/ Richard H. Kimball	Director	June 14, 2016
Richard H. Kimball
/s/ Gregory K. Mondre	Director	June 14, 2016
Gregory K. Mondre
/s/ John I. Park	Director	June 14, 2016
John I. Park
/s/ Elizabeth S. Rafael	Director	June 14, 2016
Elizabeth S. Rafael
/s/ Charles J. Robel	Director	June 14, 2016
Charles J. Robel
/s/ Brian H. Sharples	Director	June 14, 2016
Brian H. Sharples
/s/ Lee Wittlinger	Director	June 14, 2016
Lee Wittlinger

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of GoDaddy Inc., as amended, incorporated by reference to GoDaddy Inc.'s Form 8-K filed on April 6, 2015.
3.2	Amended and Restated Bylaws of GoDaddy Inc., as amended, incorporated by reference to GoDaddy's Inc.'s Form 8-K filed on April 6, 2015.
4.1	Specimen common stock certificate of GoDaddy Inc., incorporated by reference to Exhibit 4.1 of GoDaddy Inc.'s registration statement on Form S-1/A filed on March 19, 2015.
4.2
Amended and Restated Registration Rights Agreement, dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco, LLC and the other parties named therein, incorporated by reference to GoDaddy Inc.'s Form 8-K filed on April 6, 2015.

4.3
Stockholder Agreement, dated as of March 31, 2015, by and among GoDaddy Inc., Desert Newco and the other parties named therein, incorporated by reference to GoDaddy Inc.'s Form 8-K filed on April 6, 2015.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Ernst & Young, LLP.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
24.1	Power of Attorney (included in the signature page to this Registration Statement).